UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

ATS Corporation

(Name of Subject Company)

ATS Corporation

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

00211E104

(CUSIP Number of Class of Securities)

Pamela Little

Co-Chief Executive Officer and Chief Financial Officer

ATS Corporation

7925 Jones Branch Drive

McLean, VA 22102

Telephone: (571) 766-2400

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Squire Sanders (US) LLP

1200 19th Street, NW
Suite 300
Washington, D.C. 20036

Attention: James J. Maiwurm

Telephone: (202) 626-6600

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments and supplements thereto, the “Schedule 14D-9”) filed with the Securities and Exchange Commission (the “SEC”) on February 29, 2012, as amended by the Amendment No. 1 to the Schedule 14D-9 filed on March 6, 2012, and as filed by ATS Corporation, a Delaware corporation (“ATS” or the “Company”). The Schedule 14D-9 relates to the tender offer by Atlas Merger Subsidiary, Inc., a Delaware corporation (the “Offeror”) and wholly owned subsidiary of Salient Federal Solutions, Inc., a Delaware corporation (“Parent”), to purchase all outstanding shares of our common stock, par value $0.0001 per share (the “Shares”), at $3.20 per Share in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 28, 2012 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by the Offeror and Parent with the SEC on February 28, 2012, as amended by the Amendment No. 1 to the Schedule TO filed on March 1, 2012, the Amendment No. 2 to the Schedule TO filed on March 6, 2012 and the Amendment No. 3 to the Schedule TO filed on March 9, 2012. The Offer to Purchase and the Letter of Transmittal were filed with the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Item 4 of the Schedule 14D-9 is hereby amended by amending and restating all of the text under the heading “Background of the Offer and Reasons for Recommendation” with the following:

Background of the Offer and Reasons for Recommendation

Background of the Offer

From time to time, the Company Board has proactively considered strategic transactions as a means of maximizing stockholder value. The Company has, in recent times, struggled with significant external factors, such as the timing of new contract awards, uncertainties as to federal government budgets, and a slowdown in government procurement and spending. In addition, during the fall of 2010 holders of significant blocks of the Company’s stock indicated their desire to management and the Board that the Company consider a sale scenario. In January 2011, the Company Board discussed various alternatives and authorized management to evaluate possible strategic alternatives for the Company, including consideration of a sale of the Company or a similar strategic transaction. Inherent in the decision to assess strategic alternatives was a decision to continue to operate the business with strong EBITDA margins and not to make investments in the future such as recruiting additional high caliber personnel to fill key operating, sales and development positions that would focus on organic and strategic growth.

Accordingly, on January 7, 2011, the Company publicly announced that it had begun a process to evaluate strategic alternatives, and on January 20, 2011, the Company engaged Sagent Advisors Inc. (“Sagent”) to assist and advise the Company Board in its review of such strategic alternatives. The Company and Sagent executed an engagement letter setting forth the terms of Sagent’s engagement as independent financial advisor to the Company. On January 24, 2011, Sagent, members of the Company’s management team and members of the Company’s Board met to organize the strategic alternatives process.

On February 15, 2011, on a teleconference between Parent and representatives of Sagent, Parent expressed an informal interest in discussing a business transaction with the Company.

On March 8, 2011, at the direction of the Company Board, Sagent began contacting a wide range of 99 potentially interested parties, both strategic and financial, to evaluate parties’ interest in acquiring the Company. After confirming such interest, the Company executed confidentiality agreements and provided confidential information packages for review to 34 interested parties. In particular, the Company entered into a confidentiality agreement with Parent on March 31, 2011.

On April 8, 2011, the Company Board held a conference call and received an update of the status of the assessment of strategic alternatives and contacts with potentially interested parties.

2

On April 19, 2011, at the direction of the Company Board, Sagent notified the remaining 20 interested parties that the bid date would be postponed until further notice.

On May 13, 2011, at the direction of the Company Board, Sagent distributed a supplemental information packet, containing updated information from the Company’s management team, including a downward revision of the Company’s financial forecast, to 19 interested parties, including Parent, and also informed the interested parties of a targeted initial bid date of May 20, 2011.

On May 16, 2011, the Company announced its results of operation for the first fiscal quarter of 2011 and revised its earnings guidance downward for the fiscal year ending December 31, 2011.

On May 20, 2011, the Company received a written, non-binding indication of interest from Parent to acquire the Company for an enterprise value range of $100 million to $120 million. From June through August 2011, the Company provided Parent with a management presentation, answered its questions and provided Parent with the opportunity to conduct more detailed due diligence.

On May 24, 2011, the Company Board held a meeting at the Company’s headquarters, with representatives from Sagent and counsel for the Company in attendance, as well as members of Company management. Sagent discussed the process to date, commenting on the number of parties contacted and those that had executed non-disclosure agreements to date. Sagent noted that a supplemental information packet with the revised financial forecast had been distributed on May 13, 2011. Sagent then provided an overview of those parties contacted and their current interest status, as well as a summary of the general feedback received from both the interested parties and those that had declined to participate in the bid process. The Company Board discussed the analysis and feedback in detail, asked questions of Sagent and management, particularly in relation to management’s revised forecast, associated adjusted EBITDA margins, and the impact of the current challenging market environment.

During the summer months and continuing through the fall, the Company Board conducted regular—often on a weekly basis—telephone conferences with Company management, and often representatives of Sagent and the Company’s outside legal counsel, Squire Sanders (US) LLP, to discuss the progress of the strategic evaluation process.

On June 24, 2011, the Company’s management conducted a management presentation with Parent at the offices of counsel for the Company. Following the presentation, Parent was granted access to an online data room, which contained detailed financial, operating and other information about the Company.

On June 29, 2011, Parent informed Sagent that it was revising its enterprise valuation range to $80 million to $85 million. On the same day, the Company revoked Parent’s access to its dataroom.

On July 5, 2011, Parent reiterated its interest and suggested that it might be able to reach an enterprise value of $90 million or more.

On July 8, 2011, the Company Board held a special meeting at the offices of CM Equity Partners in New York City, with representatives of counsel for the Company present in person and Sagent in attendance telephonically, as well as members of Company management. The purpose of this meeting was to obtain an update on negotiations with the potential buyer who was furthest in the process at the time, Parent. Representatives of Sagent explained that the management presentations had gone well with Parent, but that Parent had communicated it was considering a revised bid below the initial anticipated range, primarily as a result of some concerns about the Company achieving its 2011 revenue targets. The Company Board discussed whether, given the downward movement in Parent’s indicated price range, it made sense to continue discussions with Parent. The Company Board noted that a longer-term course of action to enhance stockholder value would involve additional investment over time and would result in increased uncertainty, and the risk associated with such uncertainty could have a short-term negative effect on the Company, in particular with regard to the Company’s staffing and the risk of possible loss of value that could arise through the loss of key personnel. After a lengthy discussion, the Company Board determined that the strategic alternatives evaluation process should continue and discussions with Parent should be pursued as a part of that process until the Company Board knew with more certainty what price Parent was willing to pay for the Company, as well as pricing and interest levels from other parties.

On July 13, 2011, the Company granted Parent access to its dataroom again.

3

On July 21, 2011, at the direction of the Company Board, Sagent contacted 11 additional parties that had previously expressed interest in the Company but had initially declined further involvement in pursuing a transaction because of valuation concerns.

On July 25, 2011, the Company announced its results of operation for the second fiscal quarter of 2011 and, at the direction of the Company Board, Sagent distributed a second supplemental information packet from the Company’s management team, containing a slight downward revision to the Company’s financial forecast, to eight interested parties, including Parent.

On July 27, 2011, the Company’s management hosted Parent for a detailed program review presentation.

On August 1, 2011, Dr. Bersoff and Ms. Little discussed with counsel for the Company both the process of Company discussions with its major stockholders as the strategic evaluation process evolved, and also the process for a potential tender offer. They also addressed whether the Company should obtain a fairness opinion in connection with any proposed transaction.

On August 4, 2011, Party A, who Sagent had reached out to initially and also a second time, submitted an indication of interest to acquire the Company for an enterprise value range of $95 million to $105 million, or $3.85 to $4.25 per share. Also on August 4, 2011, Sagent received a call from Party B, who had previously been contacted by Sagent, expressing interest in re-engaging in the process.

On August 8, 2011, Party C, who Sagent reached out to initially and also a second time, submitted an indication of interest to acquire the Company for $3.00 to $3.50 per share.

On August 17, 2011, the Company’s management hosted Party C for a management presentation.

On August 25, 2011, the Company’s management hosted Party A for a management presentation. Also on August 25, 2011, Party B submitted an indication of interest to acquire the Company for $3.50 per share.

On August 30, 2011, the Company’s management held a telephonic management presentation with Party B.

On August 31, 2011, Party A and Party B declined to continue pursuing the Company.

On September 13, 2011, at the direction of the Company Board, Sagent distributed a third supplemental information packet, containing a revised financial forecast from the Company’s management team, to Parent and Party C, which contained a downward revision to the financial forecast. The packet included an instruction letter and draft Merger Agreement seeking refined proposals to acquire control of the Company. Responses were due on September 22, 2011.

Company management hosted Party C for a detailed program review presentation on September 16, 2011.

On September 19, 2011, the Company’s management hosted Parent for another detailed program review presentation.

On September 22, 2011, Parent submitted an offer to acquire the Company for $3.40 per share, and on September 23, 2011, Party C submitted an offer to acquire the Company for $3.35 per share.

On September 26, 2011, the Company Board held a meeting at the Company’s headquarters, also attended by representatives of Sagent and counsel for the Company, as well as members of Company management. Representatives of Sagent gave the Company Board an update on Sagent’s activities associated with the Company’s evaluation of strategic alternatives, including an overview of the history of the discussions with potentially interested parties. In particular, Sagent reviewed in detail the proposals that had been received from the two parties, commenting on subjects such as the purchase price offered, the speed with which the parties might be willing and able to proceed, and possible transaction structure. The Company Board directed Sagent to continue discussions with the two interested parties, with a focus on negotiating a higher price and eliminating as much “conditionality” as possible. The Company Board also discussed the possibility of providing for a bonus arrangement to Ms. Little and Mr. Hassoun upon closing of the transaction, but no decision was reached.

At the Company Board’s direction, on September 27, 2011, Sagent contacted Parent and Party C to discuss certain terms of each offer and also request an increase in offer price per share.

On September 28, 2011, the Company’s counsel provided Parent’s counsel with a draft Support Agreement, pursuant to which certain large stockholders of the Company would agree to tender a portion of their shares in the Offer. Also on September 28, 2011, the Company’s counsel provided Parent’s counsel with a revised draft Merger Agreement, following discussions between the two counsels of Parent’s initial review of the prior draft provided.

4

On September 29, 2011, at the Company Board’s direction, Sagent circulated a revised fiscal year 2011 financial forecast from the Company’s management team to Party C and Parent, the two parties from which it had received offers. The update included several contract wins and losses, with a net effect of a slight downward revision to the financial forecast. Also on September 29, 2011, Sagent received an updated offer from Parent to acquire the Company for $3.50 per share, along with a revised draft of the Merger Agreement and a proposed draft Exclusivity Agreement. Party C declined to submit an increased offer for the Company.

On September 30, 2011, the Company Board held a telephonic meeting with representatives of Sagent and counsel for the Company joining, as well as members of Company management. Sagent reported on further discussions with representatives of both parties that had extended offers. Sagent explained that Parent had increased its proposed purchase price from $3.40 per share to $3.50 per share. The structure of the proposed transaction was discussed at length, involving an initial tender offer either with a 90% minimum tender condition, followed by a short form merger or, if necessary, long form merger. The Board discussed valuation, the impact of the Company’s lower fourth quarter projections, whether a higher price could be negotiated, and the relevant risks of the Parent proposal, including the risk that Parent might not be able to obtain financing.

At Dr. Bersoff’s request, counsel for the Company commented on the nature of the relevant legal issues presented, including a brief review of the Board’s fiduciary duties, as well as the discussions it had held with representatives of Morrison & Foerster, counsel for Parent. Representatives of Sagent also reported that Party C had a substantial amount of diligence remaining and was not willing to increase its proposed $3.35 per share offering price. After full discussion, the Company Board directed Sagent to continue discussions with Parent in an effort to improve the proposed price, and counsel for the Company was authorized to engage in dialogue with counsel for Parent to narrow the open issues in relation to the draft Merger Agreement.

On October 1, 2011, counsel for the Company, on behalf of the Company, circulated a revised draft of the Merger Agreement and a revised draft Exclusivity Agreement to counsel for Parent. On the same date, Parent and the Company met to formally initiate extensive due diligence efforts.

On October 2, 2011, the Company’s counsel and Parent’s counsel held a teleconference to discuss the terms of the Merger Agreement. On the same date, representatives of each of Sagent and Parent held a teleconference to discuss Parent’s proposed offering price, during which Sagent requested an additional increase to Parent’s offer.

On October 3, 2011, at the Company Board’s request, Sagent contacted Parent to again request that it increase the offer price per share; Parent declined to submit a revised offer. Also on October 3rd, the Company Board held a telephonic meeting with representatives of Sagent and counsel for the Company joining, as well as members of Company management. Representatives of Sagent reported that Parent was continuing to propose a purchase price of $3.50 per share, subject to a number of contingencies, including completion of due diligence and obtaining financing. Counsel for the Company reported that some progress had been made on the Merger Agreement, although significant issues remained outstanding, including Parent’s insistence upon a minimum 90% tender condition. The Company Board and Company management extensively discussed various factors in connection with the possible transaction and why the sale of the Company at the best possible price was in the best interests of the Company’s stockholders. The Company Board decided not to solicit further alternative proposals to Parent’s proposed offer in light of, among other things, the Company’s failure to meet revenue projections since January 2011 (at least in part due to the strategic alternatives evaluation process that was underway, which made it difficult to recruit new talent to replace attrition within the business development staff), external forces including uncertainties as to current federal government budgets and delays in contract awards, and the expressed strong preference of some of the Company’s most significant stockholders to sell the Company over other strategic alternatives.

On balance, given these factors, the thoroughness of the evaluation of strategic alternatives over the course of nine months (summarized below), the terms proposed by Parent, the risks and delays associated with steps that would be necessary to increase the Company’s value, and the fairness of the proposed price, the Board concluded that entering into an Exclusivity Agreement with Parent was in the best interest of the Company’s stockholders. The Board authorized the Company to continue negotiations with Parent with the goals of arriving at a detailed understanding of the terms of the contemplated transaction, agreeing on an Exclusivity Agreement under which the Company would agree to negotiate exclusively with Parent, and finalizing as soon as practicable a definitive Merger Agreement relating to the contemplated transaction. The Board further authorized management and the Company’s counsel to enter into non-disclosure agreements with the Company’s major stockholders and discuss the contemplated transaction with them to ensure their support.

5

On the same date, Parent sent a revised draft Merger Agreement and Exclusivity Agreement to the Company.

On October 4, 2011, Parent, Sagent, counsel for Parent and counsel for the Company held a teleconference to discuss elements of the transaction to be addressed before the parties could proceed. In addition, Parent and the Company entered into the Exclusivity Agreement. At the Company Board’s direction, Sagent informed Party C that the Company had signed an Exclusivity Agreement with another party and that it did not intend to move forward with Party C. Upon the execution of the Exclusivity Agreement, and from October 20, 2011 through the end of the following week, Parent conducted in-person interviews and due diligence sessions at the Company.

Simultaneously, counsel for the Company circulated on October 5, 2011, draft non-disclosure agreements (which also prohibited transactions in the Company’s securities) to certain large stockholders of the Company, and such non-disclosure agreements were negotiated over the course of the following week and a half. Upon execution of the non-disclosure agreements, the Company and its counsel discussed with each stockholder under a non-disclosure agreement, at a high level, the proposed transaction with Parent to gauge the support of the stockholder. Because Parent had indicated that such agreements would be required, representatives of the Company also discussed with the major stockholders execution of an undertaking agreement pursuant to which the stockholders would agree to tender its shares in connection with any tender offer by Parent and, if necessary, vote its shares in favor of the proposed transaction. Such major stockholders were Lampe, Conway & Co., LLC, Revelation Capital Management Ltd., Carl Marks & Co., Inc. and Minerva Group, LP.

In addition to the above major outside stockholders, Parent required the Company to negotiate stockholder agreements with each of Joel Jacks, Peter Schulte, and Dr. Edward Bersoff, who are all members of the Company’s Board of Directors and also significant Company stockholders. It was anticipated that these undertaking and stockholder agreements would provide for, among other things, agreement of the stockholders to tender shares equal to an aggregate of 40% of the outstanding Company common stock pursuant to the tender offer and, if necessary, vote such shares in favor of the adoption of the Merger Agreement. The stockholder and undertaking agreements (collectively, the “Support Agreements”) would terminate in the event the Merger Agreement is terminated.

Counsel for the Company circulated initial drafts of the Support Agreements to the applicable stockholders shortly after the non-disclosure agreements were executed in early October. For the duration of October and extending through early November 2011, counsel for the Company facilitated negotiations and revisions to the agreements from each of the stockholders and their outside counsels, as well as counsel for Parent.

On October 14, 2011, Dr. Bersoff requested that the Company Board reach a resolution in relation to authorizing Sagent to prepare a fairness opinion. A conference call of the Company Board, as well as members of Company management and representatives of Sagent and counsel for the Company, was held to discuss this issue and others. Sagent reported on the considerable financial diligence-related activity that had occurred, and counsel for the Company discussed the progress made toward entering into Support Agreements with major stockholders. The Company Board also discussed transaction structure, including a related top-up option. Upon conclusion of these discussions, the Sagent representatives were asked to leave the meeting, and the Board discussed whether it was advisable to have Sagent deliver a fairness opinion for the transaction versus a third party. Following detailed discussion and an analysis of the costs and benefits associated with such decision, the Company Board determined that, in light of Sagent’s deep knowledge of the background and status of the transaction, as well as the Company and its performance, and its extensive industry knowledge and expertise, it would be preferable to have Sagent deliver such an opinion, and the Company Board authorized the Company to instruct Sagent to prepare such an opinion.

On October 15, 2011, counsel for the Company circulated a revised Merger Agreement to counsel for Parent, primarily inserting language in relation to equity financing.

On October 19, 2011, counsel for Parent, on behalf of Parent, circulated a revised Merger Agreement to counsel for the Company.

On October 21, 2011, the Company Board held a meeting via teleconference in which members of Company management, as well as representatives of Sagent and counsel for the Company, participated. The participants discussed the status of the ongoing due diligence by Parent, conversations with major stockholders, and counsel for the Company responded to inquiries in relation to the status of the Merger Agreement and related legal documentation.

6

On October 24, 2011, counsel for the Company and counsel for Parent negotiated the terms of the Merger Agreement via teleconference.

On October 25, 2011, counsel for the Company, on behalf of the Company, circulated a revised Merger Agreement to Parent’s counsel.

On October 26-27, 2011, Parent and the Company held a series of meetings to discuss the Company’s operations and integration aspects.

On October 28, 2011, the Company Board held a meeting via teleconference in which members of Company management, as well as representatives of Sagent and counsel for the Company, participated. Sagent reported on the status of the financial due diligence and other items, and counsel for the Company reported on the status of the legal negotiations. Members of the Company Board asked a number of inquiries in relation to the reports.

Also on October 28, 2011, counsel for the Company provided Parent’s counsel with a draft limited guaranty to be entered into between the Company and certain of its investors. Parent’s counsel provided the Company’s counsel with a list of open issues on the Merger Agreement. Counsel for the Company provided Parent’s counsel with a response to the list of open issues the following day.

On November 3, 2011, Parent circulated a first draft of its debt and equity financing commitment letters, as well as a revised limited guaranty, to the Company and its counsel.

On November 4, 2011, the Company Board held a meeting via teleconference in which members of Company management, as well as representatives of Sagent and counsel for the Company, participated. Ms. Little discussed certain issues with respect to a government contract that had arisen in the course of due diligence, and how such issues were being addressed by Company management and counsel. The Company Board also discussed at length the issue of exclusivity and whether to amend the Exclusivity Agreement. Accordingly, on November 4, 2011, Parent and the Company amended the Exclusivity Agreement to prohibit the Company from providing notice of termination of exclusivity prior to November 11, 2011.

On November 9, 2011, Parent, the Company, counsel for Parent and counsel for the Company participated in a conference call to discuss the outstanding issues in connection with the Merger Agreement and possible timing for moving forward with the proposed transaction. The Company also had correspondences with the other party to the government contract that was highlighted by Parent during the due diligence process to discuss the potential contract issues raised by Parent.

On November 11, 2011, the Company Board, as well as members of Company management, and representatives of Sagent and counsel for the Company, held a telephonic meeting to discuss the current status of the negotiations and Merger Agreement. Sagent reported that Parent’s due diligence was nearly complete, and the group discussed an issue with respect to a specific government contract that had arisen in connection with due diligence efforts. The Company Board was updated on the overall status of the transaction, and discussed possible timing scenarios and whether to further extend exclusivity, scheduled to expire on the same day. The Company Board expressed concern that the Company had not received a revised draft of the Merger Agreement from Parent and its counsel since October 25, and determined to approve an amendment to the Exclusivity Agreement that would prohibit termination of the exclusivity period until November 18, provided that if a revised draft of the Merger Agreement was not received before 5:00 p.m. on November 15, the Company would retain the right to terminate the Exclusivity Agreement immediately. The parties never executed the proposed extension to the Exclusivity Agreement, and the Company thus retained the right under the existing Exclusivity Agreement to terminate such agreement on two business days’ notice.

On November 14, 2011, counsel for Parent circulated a revised Merger Agreement to the Company and counsel for the Company. On the same day, the Company released its third quarter 2011 financial results and revised its full year guidance downward. Following the exchange of documentation on November 14, 2011, the parties agreed to suspend further discussion on the Merger Agreement until the matter associated with the contract issue was resolved.

On November 17, 2011, the Company Board, as well as members of Company management, and representatives of Sagent and counsel for the Company, held a telephonic meeting to discuss the state and timing of the transaction. Management gave an update on the government contract issue that had arisen during due diligence, and the Board discussed that Parent and its counsel were delaying other aspects of the transaction until that issue was resolved. The Board also discussed the possibility of moving in the direction of a long-form merger rather than the tender offer approach, and whether to extend exclusivity. The Board determined not to further amend the Exclusivity Agreement and generally determined that no Board action was required, and Company management should continue to resolve Parent’s concerns regarding the one government contract.

7

During the course of the due diligence review from October to November 2011, as mentioned above, certain documentation issues with respect to a government contract were raised and addressed by the Company and counsel for the Company. The Company was ultimately able to resolve this issue to the satisfaction of Parent, but it took a period of time to coordinate with the appropriate parties during the holiday season. As a result, the negotiation and documentary aspects of the transaction were largely tabled from early November until mid-January, when the government contract in question was modified. After further diligence during the balance of January and early February, it was determined that the contract modification resolved the issue.

On January 23, 2012, the Company’s management hosted Parent’s management team to discuss 2011 fourth quarter and year-end results, which were lower than previous estimates, and provided an updated forecast outlook, which was revised lower from the last financial forecast provided to Parent.

On January 27, 2012, Parent called Sagent to express concern about several topics, including the financial performance of the Company, and as a result of those concerns, informed Sagent that it was reducing its offer to acquire the Company to a value of $3.05 per share. Sagent requested that Parent increase its offer, and Parent then provided indications that it would be willing to provide an offer of $3.10 per share to $3.15 per share.

On January 30, 2012, the Company Board and Compensation Committee held in-person meetings to discuss the Company’s 2011 results, 2012 budget, and 2012 compensation for executive officers and directors. Members of Company management, and representatives of Sagent and counsel for the Company participated in the meeting as appropriate, with Sagent presenting an update on Parent’s revised offer, process timing and status of the transaction. Sagent reviewed the Company’s relative trading performance, and also conveyed Parent’s concerns about a possible transaction which included the Company’s reduction of forecasted fiscal year 2011 adjusted EBITDA from $13.4 million to $11.9 million and fiscal year 2012 adjusted EBITDA from $16.1 million to $14.0 million, as well as Parent’s ability to conclude a tender offer process prior to the end of the first quarter of 2012. Among the matters discussed was the possibility of deferring the pursuit of strategic alternatives until the Company’s operations had stabilized. After discussion that included input from the representatives of Sagent, the Company Board concluded that stabilizing the Company’s operations, especially given the Company’s recent performance and current government services market conditions, would require considerable time and investment. And whether and when a new process would create more value for stockholders was uncertain. Accordingly, following a briefing by counsel as to the Board’s fiduciary duties, the Board instructed Sagent to respond to Parent’s position, including a price range that the Board would likely find acceptable.

Later on January 30, 2012, pursuant to the Company Board’s request, Sagent requested that Parent increase its offer price. Parent verbally acknowledged the Company’s request without formally agreeing to increase its offer to $3.20 per share.

On January 31, 2012, counsel for the Company circulated a revised Merger Agreement and issues list to counsel for Parent, picking up from the document last circulated on November 14, 2011.

On February 1, 2012, the Company’s counsel provided Parent’s counsel with a draft of the Company disclosure letter to the Merger Agreement. Parent’s counsel provided Company’s counsel with a list of open issues on the Merger Agreement.

Beginning on February 2, 2012 and for the following two weeks, counsel for the Company, counsel for Parent, Lampe, Conway & Co., LLC, Revelation Capital Management Ltd., Carl Marks & Co., Inc. and Minerva Group, LP, and their counsels, as applicable, recommenced negotiations and finalized the substance of the outside Support Agreements, which had previously halted in November. During that same timeframe, the parties held negotiations concerning the Merger Agreement issues list and arrived at preliminary agreement on those issues.

On February 3, 2012, counsel for Parent conducted a conference call with counsel for the Company to further discuss the government contract issue that had been identified during due diligence. On the same date, a draft of the Merger Agreement and a summary term sheet were distributed to the Company Board for consideration.

8

Late on the evening of February 3, 2012, counsel for Parent circulated a further revised Merger Agreement to the Company and counsel for the Company.

On February 4, 2012, Parent circulated then existing drafts of its financing commitment letters, which then included mezzanine financing, to counsel for the Company. The Company and its counsel provided comments to the financing documents and limited guaranty throughout the negotiation process.

On February 5, 2012, Company management circulated to its Board a memorandum from counsel for the Company describing differences between the draft Merger Agreement circulated to the Board on February 3, 2012 and the version received from counsel for Parent later on February 3rd.

On February 6, 2012, the Company provided a revised list of open issues on the Merger Agreement to Parent.

On February 7, 2012, the Company’s Board convened by conference call to discuss Parent’s $3.20 per share proposal and authorized the Company and its advisors, Sagent and counsel for the Company, to pursue finalization of the transaction documents at that proposed price. The Company’s Board asked Sagent to prepare its opinion with respect to the fairness, from a financial point of view, to the stockholders of the Company, of the $3.20 per share cash consideration to be offered to such holders pursuant to the definitive agreement.

Later on the same day, counsel for Parent circulated a revised Merger Agreement to the Company and counsel for the Company.

On February 8, 2012, Parent incorporated Atlas Merger Subsidiary, Inc. in Delaware, to serve as the merger subsidiary, or Offeror, in the transaction. Also on the same day, counsel for the Company both provided additional comments to the draft Merger Agreement to Parent’s counsel and also circulated updated individual Support Agreements for Joel Jacks, Peter Schulte and Edward Bersoff to counsel for Parent for review. Over the course of the remainder of that week and the following week, Company counsel discussed and finalized the individual Support Agreements.

The Company also received due diligence requests of Parent’s lenders, and responded accordingly.

On February 9, 2012, the Company distributed a revised draft of the Merger Agreement and related documentation, including a revised summary term sheet, all in substantially final form, to the Company Board. Company counsel also circulated a slightly updated Merger Agreement to Parent’s counsel. Also on February 9, 2012, Parent and the Company met to discuss additional steps to resolve open contract issues raised during the diligence process.

On February 13, 2012, the Company distributed resolutions regarding the proposed transaction for the Company Board’s consideration. Also on the same day, counsel for Parent provided Company counsel with comments to the draft of the Company disclosure letter to the Merger Agreement. Throughout the week of February 13, 2012, Parent finalized its financing arrangements, with Company’s counsel reviewing the same.

On February 16, 2012, Parent finalized and executed a mezzanine financing letter with PNC Mezzanine Capital. Counsel to Parent provided Company counsel with a draft of the Parent disclosure letter to the Merger Agreement. Company counsel provided Parent counsel with a revised draft of the Company disclosure letter to the Merger Agreement.

On February 17, 2012, counsel for the Company provided Parent’s counsel with revised drafts of the Merger Agreement and the Company disclosure letter. On the same date, Parent’s and Merger Sub’s respective board of directors unanimously approved the Merger Agreement and the Merger with an offer price of $3.20 per share. Parent also finalized and executed a debt financing letter with certain lenders and the equity commitment letter with investors.

On February 18, 2012, the Company distributed a final form Merger Agreement and draft Schedule 14D-9 to the members of the Board.

The Board of the Company met on February 20, 2012, and the Company Board engaged in a thorough review, with representatives of Sagent and counsel for the Company, of key provisions of the transaction and Merger Agreement. Representatives of Sagent and counsel for the Company responded to detailed questions from members of the Company Board regarding the Merger Agreement and the transaction generally. Once again the Board discussed the possibility of deferring the pursuit of strategic alternatives until the Company’s operations had stabilized. The Board discussed extensively the Company’s recent performance, including downward revisions to its projections and guidance during the strategic evaluation process, the Company’s likely future performance, taking into account the uncertainty and negative trends in federal and other government spending, and that the government services sector stock trading performance has been worse during recent periods than broader market indices, with the Company’s stock performance likely being affected by speculation concerning the outcome of the Company’s assessment of strategic alternatives. The Board had followed closely the strategic alternatives evaluation process over the past year and the extensive auction process conducted by Sagent and Company management during that time. Once again, after discussion, the Company Board concluded that stabilizing the Company’s operations, especially given the Company’s recent performance and current government services market conditions, would require considerable time and investment. In these circumstances, the Board concluded that providing near-term liquidity for stockholders in the proposed transaction was in the stockholders’ interest.

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Sagent presented its analysis of the Offer and the Merger and delivered an oral opinion, subsequently confirmed in writing, that, as of that date and based upon and subject to the assumptions, factors and qualifications set forth in the written opinion, the $3.20 per share cash consideration to be offered to the holders of shares of Company Common Stock in the Offer and the Merger is fair to the holders of shares of Company Common Stock (other than Parent, Merger Sub, the Company and holders who are entitled to and properly demand an appraisal of their shares of Company Common Stock) in the Offer and the Merger was fair from a financial point of view to such stockholders.

Representatives of Sagent responded to numerous questions from members of the Company Board regarding its financial analyses of the Company and the Offer and Merger. Among other things, the discussion encompassed the selected precedent transaction analysis, it being noted that most of the transactions cited, with two exceptions, dated back to 2010 when government sector valuations were more robust. The Board was aware of and considered the effects of the “Base” and “Adjusted” forecasts discussed below on the Sagent discounted cash flow analysis and, in that context, took into account the Company’s recent performance and federal, state and local government spending trends. The Board considered the steps needed, cost involved, and length of time it might take for the Company to stabilize and improve its revenue and operating results. In the context of considering the Sagent fairness analysis, the Board took into account all of the considerations and reasons for a determination that the sale of the Company at the proposed price is the best strategic alternative for the Company’s stockholders; such factors are summarized below under “—Reasons for Recommendation.” After further discussion, the Company Board unanimously approved the proposed Merger Agreement, Support Agreements, Offer and Merger.

The Company Board also approved a cash bonus for each of Ms. Little and Mr. Hassoun equivalent to four months’ base pay paid upon the closing of the transaction.

Following the approval of the transaction by the Company Board, the Merger Agreement, Support Agreements and other transaction-related documents were signed and, on February 21, 2012, the Company and Parent issued a joint press release announcing the execution of the Merger Agreement. A copy of the joint press release issued by the Company and Parent has been filed as Exhibit (a)(8) and is incorporated herein by reference.

Summary of Third Party Contacts

The following table summarizes the contacts made by Sagent, at the request of the Company Board, to evaluate third party interest in acquiring the Company.

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	Number of Parties
Event	Strategic	Financial Sponsor	Total
Sagent Contacted Initially	64	35	99
Sagent Sent “Teaser” Information	62	33	95
Sagent Sent Non-Disclosure Agreement (“NDA”)	23	25	48
Signed NDA / Sagent Sent Confidential Information Presentation	13	21	34
Sagent Sent First Supplemental Information Packet	7	12	19
Submitted Indication of Interest	1	3	4
Sagent Reached Out Again in July After Third Party Initially Declined	3	8	11
Sagent Sent Second Supplemental Information Packet	2	6	8
Management Presentation	1	3	4
Sagent Sent Third Supplemental Information Packet	1	1	2
Detailed Program Review Presentation	1	1	2
Submitted Final Offer	1	1	2

Reasons for Recommendation

In evaluating the strategic alternatives available to the Company, and specifically the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the Company Board consulted with the Company’s senior management, legal counsel and an independent financial advisor.

In determining that the sale of the Company at the proposed price is the best strategic alternative for the Company’s stockholders, the Company Board considered a number of factors, including the following:

•	improving the Company’s revenue and operating results would require investment in the business, and in the current market climate such investment would not likely have the support of the Company’s most significant stockholders, who have expressed a strong preference for selling the Company over other strategic alternatives;
•	since January 2011, the Company has failed to meet revenue projections and reduced its 2011 financial forecast on six occasions due to a number of factors, including uncertainties as to federal government budgets and government spending reductions, a slowdown in government procurement, related delays in contract awards, and the Company’s inability to attract and retain senior staff given the uncertainties caused by the pendency of the strategic alternative assessment process;
•	there is a very good chance that federal, state and local government spending may at best remain steady, and likely shrink;
•	given the special issues surrounding the U.S. housing market and government-sponsored enterprises such as Fannie Mae, it is not surprising that the Company’s revenue from Fannie Mae has been on a downward trend;
•	the factors contributing to the Company’s failure to meet financial forecasts are still present, and the risks associated with achieving future forecasts are high;
•	notwithstanding disappointing revenue trends, the Company’s current EBITDA margins and backlog make it attractive to potential buyers;
•	if the Company Board decided to abandon the assessment of strategic alternatives, the Company’s EBITDA margins and backlog would likely shrink at least in the short-term;
•	the Company Board has been very closely involved in reviewing the sales process, with regular (often weekly) updates from management and representatives of Sagent;

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•	abandoning the strategic alternatives process in favor of stabilizing and then improving Company performance would involve considerable time and investment;
•	due to factors outlined above, the government services sector is under pressure, and there can be no assurance that a better valuation could be achieved following stabilization of, and investment in, the Company;
•	a sale at this time will provide immediate liquidity to the Company’s stockholders; and
•	as long as the Company’s evaluation of alternatives remains unresolved, it will be increasingly difficult for the Company to recruit high caliber personnel to fill key operating, sales and development positions.

In recommending that the Company’s stockholders accept the Offer, tender their shares of Company Common Stock to the Offeror pursuant to the Offer and, if required by applicable law, vote their shares of Company Common Stock in favor of adoption of the Merger Agreement, the Company Board also considered a number of other factors, including the following:

•	the Company Board’s knowledge of the Company’s business, financial condition, results of operations, prospects and competitive position, which were based upon the Board members’ close monitoring of the Company’s performance and strategic alternative evaluation efforts through regular (often weekly) conference calls and discussions with Company management during the course of the process, coupled with the Board members’ (i) experience in the government services sector including service on boards of other publicly-held government services companies such as ICF International, Inc., Sparton Corporation and Science Applications International Corporation; (ii) tenure within government departments such as the U.S. Navy and U.S. Department of Defense; (iii) leadership of other public companies within the industry in the roles of president and chief executive officer; and (iv) experience in the accounting, capital markets and private equity sectors.
•	the Company Board’s belief that the Offer and the Merger are more favorable to the Company’s stockholders than any other strategic alternative reasonably available to the Company, including continuing as a stand-alone entity, with the reasons for such belief outlined in the bullets above, including, but not limited to, (i) the Company’s failure to meet revenue projections and reductions to its 2011 financial forecast on six occasions due to a number of factors, including a slowdown in government procurement; (ii) improving the Company’s revenue and operating results would require considerable time and investment in the business, and in the current market climate such investment would not likely have the support of the Company’s most significant stockholders; and (iii) there is a very good chance that federal, state and local government spending may at best remain steady, and likely shrink;
•	the fact that the Offer is the result of a comprehensive auction process conducted by the Company involving outreach to a large number of both potential strategic and financial purchasers, with such outreach involving a significant number of management presentations and an extended diligence process;
•	the fact that the Offer provides for a cash tender offer for all shares of Company Common Stock held by the Company’s stockholders to be followed by the Merger, which allows the Company’s stockholders to quickly realize a fair value, in cash, for their investment and provides stockholders certainty of value for their shares;
•	the presentation by Sagent on February 20, 2012 to the Company Board, together with its written opinion dated February 21, 2012, that, as of such date and based on and subject to the factors, assumptions, qualifications and limitations set forth in the opinion, the $3.20 per share cash consideration to be offered to the holders of shares of Company Common Stock (other than Parent, Merger Sub, the Company and holders who are entitled to and properly demand an appraisal of their shares of Company Common Stock) in the Offer and the Merger is fair, from a financial point of view, to such holders. The full text of Sagent’s written opinion, dated February 21, 2012, is attached hereto as Exhibit (a)(7);
•	the Company Board’s belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations to consummate the Offer and the Merger, are reasonable and are the product of arms’ length negotiations between the Company and its advisors, on the one hand, and Parent and its advisors, on the other hand;

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•	the fact that the Offeror must extend the Offer for up to two consecutive periods of five business days each, if, on any then-scheduled expiration date, any of the conditions to the consummation of the Offer is not satisfied and has not been waived;
•	the fact that the potential for closing in a relatively short timeframe provided by the structure of the transaction could reduce the amount of time during which the Company’s business would be subject to the potential uncertainty of closing and related disruption;
•	the fact that the Company Board would be permitted, in accordance with the terms of the Merger Agreement, to authorize the Company to provide information to, and engage in discussions or negotiations with, a third party following the receipt of a bona fide written alternative acquisition proposal that the Company Board determines in good faith, after consultation with outside legal counsel and the Company’s independent financial advisor, constitutes or could reasonably be expected to lead to a superior proposal;
•	the fact that, subject to compliance with the terms and conditions of the Merger Agreement (including provisions regarding notification to Parent of certain matters, provisions regarding further negotiations with Parent and provisions regarding payment of a $1.5 million termination fee plus expenses of up to $1 million), in certain circumstances, the Company may terminate the Merger Agreement in connection with a determination by the Company Board to enter into a superior transaction with a third party;
•	the Company Board’s belief that the termination fee of $1.5 million plus expenses of up to $1 million would not be a significant deterrent to competing offers and that the amount of such fee and expenses is believed to be within the range of termination fees payable in comparable transactions; and
•	the availability of appraisal rights of holders of shares of Company Common Stock who comply with all of the required procedures under Delaware law, recognizing that a condition to the Merger is that holders of not more than 10% of the outstanding shares have exercised appraisal rights.

The Company Board also considered a number of uncertainties and risks in its deliberations concerning the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the following:

•	the potential disruption to the Company’s business that could result from the public announcement and pendency of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the possible diversion of management and employee attention, potential employee attrition and the potential effect on the Company’s business relationships;
•	the possibility that the Offer, the Merger and the other transactions contemplated by the Merger Agreement might not be completed in a timely manner or at all due to the necessity of receiving approvals under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any other applicable antitrust or national security laws and regulations;
•	the fact that the Offeror is not obligated to purchase any shares of Company Common Stock in the Offer unless, among other things, at least 75% of the outstanding shares of Company Common Stock (determined on a fully diluted basis) have been validly tendered and not withdrawn in accordance with the terms of the Offer and certain regulatory approvals are received;
•	the fact that an all-cash transaction will be taxable to the Company’s stockholders for U.S. Federal income tax purposes;
•	the fact that the Company’s stockholders will not participate in future growth of the Company and will not benefit from any appreciation in value of the combined company;
•	the fact that the Merger Agreement contains contractual restrictions on the conduct of the Company’s business prior to the completion of the transactions contemplated by the Merger Agreement;
•	the fact that the Merger Agreement contains a termination right in the event that Parent is unable to obtain debt financing; and

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•	the fact that, subject to the limitations set forth in the Merger Agreement, the Company could be required to pay a termination fee of $1.5 million plus expenses of up to $1 million in connection with the termination of the Merger Agreement under specified circumstances involving competing transactions or a change in the Company Board’s recommendation to the Company’s stockholders, as well as the potential for such termination fee to discourage third parties from proposing a competing business combination transaction after the Merger Agreement was signed.

The Company Board believed that, overall, the potential benefits of the Offer and the Merger to the Company stockholders outweighed the risks and uncertainties of the Offer and the Merger.

The foregoing discussion of information and factors considered by the Company Board is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Company Board applied his or her own personal business judgment to the process and may have given different weight to different factors. In arriving at their recommendation, the members of the Company Board were aware of the interests of executive officers and directors of the Company as described under “Arrangements with Current Executive Officers and Directors of the Company” in Item 3 above.

ITEM 8.	ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is amended to include the following:

Legal Proceedings

Two putative class action lawsuits have been commenced against the Company, Offeror, Parent and current members of the Company’s Board (the latter, the “Individual Defendants”). One lawsuit was filed in the Court of Chancery of the State of Delaware (the “Delaware Suit”) and the other lawsuit was filed in the United States District Court of the Eastern District of Virginia (the “Virginia Suit”; together with the Delaware Suit, the “Class Actions”). The Class Actions seek certification of a class of all holders of the Company’s common stock and variously allege, among other things, (1) the Individual Defendants have breached and continue to breach their fiduciary duties of undivided loyalty, independence or due care with respect to plaintiff and other members of the class in connection with the proposed merger, (2) the Individual Defendants failed to properly value the Company, take steps to maximize stockholder value and avoid competitive bidding and gave Parent an unfair advantage, and have not made all necessary disclosures concerning the transaction, and (3) the Parent and Offeror aided and abetted the alleged breaches of duties by the Individual Defendants. The Class Actions seek, among other things, an injunction prohibiting consummation of the merger, attorneys’ fees and expenses and rescission or damages in the event the proposed transactions are consummated. The Company believes the Class Actions are entirely without merit and intends to defend against them vigorously.

Also, Item 8, “Forward-Looking Statements,” is amended to state as follows:

Statements in this Statement may contain, in addition to historical information, certain forward-looking statements. All statements included in this Statement concerning activities, events or developments that the Company and Parent expect, believe or anticipate will or may occur in the future are forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the risk that the tender offer will not close because of a failure to satisfy one or more of the closing conditions and that the Company’s business will be adversely impacted during the pendency of the tender offer. Additional information on these and other risks, uncertainties and factors is included in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 17, 2011. In addition, the forward-looking statements included in this Statement represent our views as of March 9, 2012. Subsequent events and developments may cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to March 9, 2012.

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ITEM 9.	EXHIBITS.

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description
(a)(1)	Offer to Purchase, dated February 28, 2012 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Salient Federal Solutions, Inc. and Atlas Merger Subsidiary, Inc. filed with the Securities and Exchange Commission on February 28, 2012 (the “Schedule TO”)).
(a)(2)	Letter of Transmittal, dated February 28, 2012 (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(3)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(6)	Option Notice and Cancellation Agreement (incorporated by reference to Exhibit (a)(6) to the Company’s Schedule 14D-9 filed with the Securities and Exchange Commission on February 29, 2012)
(a)(7)	Opinion of Sagent Advisors Inc., dated February 21, 2012 (incorporated by reference to Exhibit (a)(7) to the Company’s Schedule 14D-9 filed with the Securities and Exchange Commission on February 29, 2012)
(a)(8)	Joint Press Release issued by ATS Corporation and Salient on February 21, 2012 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 21, 2012).
(a)(9)	Salient-ATSC Transition Help Q&As, dated March 6, 2012 (incorporated by reference to Exhibit (a)(9) to the Company’s Amendment No. 1 to Schedule 14D-9 filed with the Securities and Exchange Commission on March 6, 2012)
(a)(10)	Complaint filed on March 2, 2012 in the Court of Chancery of the State of Delaware, captioned Stourbridge Investments LLC, individually and on behalf of all others similarly situated v. Edward H. Bersoff, Kevin S. Flannery, John H. [sic] Schulte, Edward J. Smith, Anita K. Jones, Joel R. Jacks, James R. Swartwout, ATS Corporation, Salient Federal Solutions, Inc. and Atlas Merger Subsidiary, Inc. (Case No. 7300)
(a)(11)	Complaint filed on March 6, 2012 in the United States District Court of the Eastern District of Virginia, captioned Giancarlos Guerra, on behalf of himself and all others similarly situated v. ATS Corporation, Edward H. Bersoff, Kevin Flannery, Joel Jacks, Anita K. Jones, Peter Schulte, Edward Smith, James R. Swartwout, Salient Federal Solutions, Inc. and Atlas Merger Subsidiary, Inc. (Civil Action No. 1:12 CV 244)
(e)(1)	Agreement and Plan of Merger, dated as of February 21, 2012, by and among Salient Federal Solutions, Inc., Atlas Merger Subsidiary, Inc. and ATS Corporation (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 21, 2012).
(e)(2)	Stockholders’ Agreement, dated as of February 21, 2012, by and among Joel R. Jacks, Salient Federal Solutions, Inc. and Atlas Merger Subsidiary, Inc. (incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 21, 2012).
(e)(3)	Stockholders’ Agreement, dated as of February 21, 2012, by and among Peter M. Schulte, Salient Federal Solutions, Inc. and Atlas Merger Subsidiary, Inc. (incorporated by reference to Exhibit 2.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 21, 2012).

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(e)(4)	Stockholders’ Agreement, dated as of February 21, 2012, by and among Dr. Edward H. Bersoff, Salient Federal Solutions, Inc. and Atlas Merger Subsidiary, Inc. (incorporated by reference to Exhibit 2.4 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 21, 2012).
(e)(5)	Undertaking Agreement, dated as of February 21, 2012, by and among Lampe, Conway and Co., LLC, Salient Federal Solutions, Inc. and Atlas Merger Subsidiary, Inc. (incorporated by reference to Exhibit 2.5 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 21, 2012).
(e)(6)	Undertaking Agreement, dated as of February 21, 2012, by and among Revelation Capital Management Ltd., Salient Federal Solutions, Inc. and Atlas Merger Subsidiary, Inc. (incorporated by reference to Exhibit 2.6 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 21, 2012).
(e)(7)	Undertaking Agreement, dated as of February 21, 2012, by and among Carl Marks & Co. Inc. and other parties, Salient Federal Solutions, Inc. and Atlas Merger Subsidiary, Inc. (incorporated by reference to Exhibit 2.7 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 21, 2012).
(e)(8)	Undertaking Agreement, dated as of February 21, 2012, by and among Minerva Group, LP, Salient Federal Solutions, Inc. and Atlas Merger Subsidiary, Inc. (incorporated by reference to Exhibit 2.8 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 21, 2012).
(e)(9)	Confidentiality Agreement, dated as of March 31, 2011, between Salient Federal Solutions, Inc. and ATS Corporation (incorporated by reference to Exhibit (d)(11) to the Schedule TO).
(e)(10)	Exclusivity Agreement, dated as of October 4, 2011, between Salient Federal Solutions, Inc. and ATS Corporation (incorporated by reference to Exhibit (d)(9) to the Schedule TO).
(e)(11)	First Amendment to Exclusivity Agreement, dated as of November 4, 2011, between Salient Federal Solutions, Inc. and ATS Corporation (incorporated by reference to Exhibit (d)(10) to the Schedule TO).
(e)(12)	Employment Agreement, dated September 2, 2010, between ATS Corporation and John Hassoun (incorporated by reference to Exhibit 10.16 to the Company’s Form 10-K for the fiscal year ended December 31, 2010).
(e)(13)	Employment Agreement, dated February 3, 2008, between ATS Corporation and Pamela A. Little (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed February 6, 2008).
(e)(14)	Bersoff Agreement between Dr. Bersoff and the Company dated December 15, 2010 (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K on December 16, 2010).
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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

ATS Corporation
By:	/s/ Pamela A Little
	Name:	Pamela A. Little
	Title:	Co-Chief Executive Officer and Chief Financial Officer

Dated: March 9, 2012

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